Exhibit (b)(9)

DATE: 25 October 2016

SHARE PLEDGE AGREEMENT

Between

Fujian Grand Chip Investment Fund LP

(福建宏芯投资基金合伙企业（有限合伙）)

as Pledgor

and

XIN RONG LEASING LIMITED

as Security Agent

and

Grand Chip Investment S.à r.l.

as Company

CONTENTS

Clause		Page

1	DEFINITIONS	3

2	CONSTRUCTION	4

3	CREATION OF PLEDGE	4

4	PERFECTION	5

5	VOTING AND DIVIDEND RIGHTS	5

6	EFFECTIVENESS OF THE PLEDGE	6

7	REPRESENTATIONS AND WARRANTIES	7

8	UNDERTAKINGS	8

9	FURTHER ASSURANCES	8

10	ENFORCEMENT	8

11	APPLICATION OF PROCEEDS	9

12	RELEASE	10

13	WAIVERS	10

14	LIABILITY AND INDEMNITY	10

15	COSTS AND EXPENSES	10

16	POWER OF ATTORNEY	10

17	AMENDMENT	10

18	NOTICES	11

19	ASSIGNMENT - TRANSFER	11

20	SEVERABILITY	11

21	ENTIRE AGREEMENT	11

22	CONFLICTING PROVISIONS	11

23	GOVERNING LAW	11

24	JURISDICTION	12

25	COUNTERPARTS	12

This SHARE PLEDGE AGREEMENT (the “Agreement”) is made on 25 October 2016

AMONG:

(1)        Fujian Grand Chip Investment Fund LP (福建宏芯投资基金合伙企业（有限合伙）), a limited partnership existing under the laws of People’s Republic of China, having its registered office at 福建省泉州市晋江市陈埭镇江浦社区企业运营中心大厦 (the “Pledgor”);

(2)        XIN RONG LEASING LIMITED, a company incorporated under the laws of Hong Kong, having its registered office at 2/F, Hongkong Offshore Centre, No.28 Austin Avenue, Tsim Sha Tsui, Kowloon, Hong Kong with company, with company number 2354531 (the “Security Agent”, acting in its name and for the account of the Secured Parties ); and

(3)        Grand Chip Investment S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 14, rue Edward Steichen, L-2540, Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-206.178 and with a share capital of EUR 100,000 (the “Company”).

The Pledgor, the Security Agent and the Company are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

A.         The Pledgor is the sole shareholder of the Company.

B.         The Pledgor has agreed to enter into this Agreement in connection with the Facility Agreement (as defined below).

IT IS AGREED as follows:

1             DEFINITIONS

In this Agreement, unless otherwise indicated, capitalised terms used but not defined herein shall have the same meaning as in the Facility Agreement and:

“Dividends”

means, in relation to any Share, all present and future dividends and distributions of any kind and any other sums received or receivable in respect of that Share (including any redemption amounts, payments of share premium, reserves and liquidation proceeds) as well as any other rights, title or interest accruing or offered in respect of that Share.

“Enforcement Event”	means an Event of Default, which is continuing.

“Facility Agreement”

means the facility agreement dated on or about the date of this Agreement and entered into between Grand Chip Investment GmBH as borrower, the bank and financial institution named therein as original lender and the Security Agent as facility agent and security agent.

“Law”	means the Luxembourg law of 5 August 2005 on financial collateral arrangements.

“Luxembourg”	means the Grand-Duchy of Luxembourg.

“Obligor”	has the meaning ascribed to such term in the Facility Agreement.

“Pledge”	means the first ranking pledge (gage de premier rang) granted by the Pledgor over the Pledged Assets in favour of the Security Agent in accordance with the terms of this Agreement.

“Pledged Assets”	means the Shares and the Dividends.

“Register”	means the Company’s register of shareholders.

“Reorganisation and Winding-up”

means amalgamation, merger, consolidation or any other type of corporate reconstruction, bankruptcy (faillite) suspension of payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), liquidation, dissolution or any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

“Rights of Recourse”

means any right, action or claim the Pledgor may have (whether by way of subrogation, indemnification or otherwise) against any other Obligor which has granted security or guarantee, or is liable, for all or part of the Secured Liabilities, including the Pledgor’s right of recourse against any such Obligor under articles 1251 3° and 2028 et seq. of the Luxembourg Civil Code and any other right, action, claim or defence the Pledgor may have under articles 2037 et seq. of the Luxembourg Civil Code.

“Secured Liabilities”

means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Obligor to any Secured Party under each Finance Document.

“Shares”

means all present and future shares in the Company, held now or at any time by the Pledgor, including all the one hundred thousand (100,000) shares (parts sociales) held by the Pledgor as at the date hereof representing 100% of the share capital of the Company, and all warrants, options and other rights to subscribe for, purchase or otherwise acquire any of those shares held by the Pledgor.

2          CONSTRUCTION

2.1       The principles of construction set out in clauses 1.2 and 1.3 of the Facility Agreement shall apply to this Agreement unless otherwise stated herein or the context requires otherwise, and any reference in this Agreement to:

(i)         any document or agreement are references to that document or agreement as amended, supplemented, novated and / or restated from time to time;

(ii)        a Party includes its successors, assignees, transferees or novated parties;

(iii)       a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(iv)       Clause and Schedule headings are for reference purposes only;

(v)        a law is a reference to that law as amended or re-enacted; and

(vi)       any reference to the Agreement is a reference to this Agreement including its recitals and schedules (if any).

2.2       Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

3          CREATION OF PLEDGE

3.1       As security for the full payment and discharge of the Secured Liabilities, the Pledgor hereby grants a continuing first-ranking pledge (gage de premier rang) over the Pledged Assets in favor of the Security Agent.

3.2       The Security Agent and the Company hereby accept the Pledge.

4          PERFECTION

4.1       In accordance with article 5 (2) of the Law, the Pledgor shall enter the Pledge into the Register on the date of this Agreement by using the following wording:

“Pursuant to a share pledge agreement (the “Share Pledge Agreement”) dated                         and entered into by Fujian Grand Chip Investment Fund LP as pledgor (the “Pledgor”), XIN RONG LEASING LIMITED as Security Agent (the “Security Agent”) and Grand Chip Investment S.à r.l. as company, the Pledgor has granted a first-ranking pledge (gage de premier rang) over the Pledged Assets (as defined in the Share Pledge Agreement), including all the 100,000 shares held by the Pledgor on the date hereof, in favor of the Security Agent.”

4.2       On the date of this Agreement, the Pledgor shall provide the Security Agent with a copy of the Register evidencing the above entry. If any Shares are issued to the Pledgor after the date of this Agreement, the Company shall immediately reiterate the above formalities and provide the Security Agent with an updated copy of the Register.

4.3       The Parties and the Company appoint and instruct any manager of the Company, each acting and signing individually (with full power of substitution) to enter the Pledge into the Register.

4.4       Without prejudice to the above, if the Pledgor fails to perfect this Pledge as provided under this Clause 4, the Pledgor irrevocably authorises and empowers the Security Agent (with full power of substitution) to take or cause any steps to be taken to perfect this Pledge.

5          VOTING AND DIVIDEND RIGHTS

5.1       Prior to the occurrence of an Event of Default

Until the occurrence of an Event of Default and delivery of notice to the Pledgor from the Security Agent that the Pledgor’s rights under this Section 5.1 are being suspended, the Pledgor shall be entitled to receive and retain all Dividends and exercise or direct the exercise of the voting rights and any other rights attached to the Shares, provided that no vote shall be cast which would:

(i)         have a Material Adverse Effect;

(ii)        have a material adverse effect on the value of the Pledged Assets; or

(iii)       be in breach of, or conflict with, the Finance Documents.

5.2       After the occurrence of an Event of Default

5.2.1    Upon the occurrence of an Event of Default and after the Security Agent has notified the Pledgor of the suspension of its rights under Section 5.1:

•      only the Security Agent shall be entitled to exercise or direct the exercise of the voting rights or any other rights attached to the Shares in any way it deems fit for the purpose of protecting or enforcing its rights under this Agreement , including for the avoidance of doubt, in relation to the removal and appointment of managers.

•      Immediately after such notification, the Pledgor shall no longer be entitled to exercise or direct the exercise of the voting rights or any other rights attached to the Shares, and, without prejudice to the Pledgor’s ownership of the pledged Shares, the Security Agent may exercise any voting rights attaching to the Shares as well as the rights of the Pledgor as shareholder in relation to the convening of shareholder meetings or the adoption of written shareholder resolutions, including, for the avoidance of doubt, the right to request the board of managers to convene shareholder meetings and to request items to be added to the agenda, to convene such meeting itself and to propose and adopt resolutions in written form. The Pledgor and the Company expressly acknowledge and accept that the Security Agent may exercise such rights and use, where required, the Shares for this purpose.

•      The Pledgor and the Company shall do whatever is necessary in order to ensure that the exercise of the voting rights in these circumstances is facilitated and becomes possible for the Security Agent, including the issue of a written proxy in any form or any other document that the Security Agent may require for the purpose of exercising the voting rights.

5.2.2    The Security Agent shall be entitled to receive all Dividends, which it may decide to apply against the Secured Liabilities (if any) in accordance with clause 11 below or to retain as a security.

6          EFFECTIVENESS OF THE PLEDGE

6.1       The Pledge shall be a continuing first ranking pledge (gage de premier rang) and shall not be considered as satisfied, discharged or prejudiced by any intermediate payment, satisfaction or settlement of any part of the Secured Liabilities, but shall remain in full force and effect until it has been released in accordance with Clause 12 below.

6.2       The Security Agent’s rights pursuant to this Agreement are cumulative, additional to and independent of those provided by law or by any agreement with, or any other security in favour of, the Security Agent in respect of the Secured Liabilities.

6.3       No failure or delay by the Security Agent to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such rights or remedies preclude any other or future exercise thereof.

6.4       Neither the Pledgor’s obligations, nor the rights, powers and remedies granted to the Security Agent by any Finance Document or any applicable law, nor the Pledge, shall be discharged, impaired or otherwise affected by:

(i)         any amendment, novation, waiver or release (other than a release granted in accordance with Clause 12 below) of any Secured Liabilities or any Finance Document;

(ii)        any failure to take, or to take in full, any other security contemplated by the Finance Documents or otherwise agreed to be taken in respect of the Secured Liabilities;

(iii)       any failure to realise or to realise in full the value of any security taken in respect of the Secured Liabilities; or

(iv)       any release (in full or in part), exchange or substitution of any security taken in respect of the Secured Liabilities.

7          REPRESENTATIONS AND WARRANTIES

7.1       Representations and warranties by the Pledgor

The Pledgor represents and warrants to the Security Agent and the Secured Parties that:

(i)         it is a company duly incorporated and validly existing under the laws of its place of incorporation, registered office and place of central administration, as the case may be, it has full power and authority to enter into this Agreement and to perform its obligations thereunder and has duly executed this Agreement;

(ii)        the Agreement (a) constitutes its legal, valid, binding and enforceable obligations, and (b) upon completion of the registration formalities referred to in Clause 4, creates a duly perfected first-ranking pledge (gage de premier rang) over the Pledged Assets in favour of the Security Agent;

(iii)       the Shares are validly issued, subscribed and fully paid-up and constitute, on the date of this Agreement, one hundred percent (100%) of the Company’s share capital;

(iv)       the Shares are in registered form;

(v)        the Register is at the registered office of the Company in Luxembourg;

(vi)       it is the sole owner of the Pledged Assets and the Pledged Assets have neither been sold, transferred, lent, assigned, disposed of, pledged nor in any other way encumbered and are not subject to any option or similar rights, other than pursuant to this Agreement;

(vii)      there are no restrictions to the transfer of the Pledged Assets in the Company’s articles of association or in any shareholders’ agreement relating to the Company;

(viii)     the Pledge is (a) not in breach of any term or provision of its constitutional documents, (b) does not conflict with or result in a breach, violation or acceleration of, or a default under any other agreement or instrument to which it is a party and (c) does not conflict with, or result in a breach of any law or regulation, of any judgement by any court, of any decision of a governmental authority or any arbitration award by which it is bound;

(ix)       it has not taken any action nor have any legal proceedings been started or threatened with a view to its Reorganisation and Winding-up or to the Reorganisation and Winding-up of the Company; and

(x)        the Company has not issued any securities other than the Shares issued at the date hereof.

7.2       Representations and warranties by the Company

The Company represents and warrants:

(i)            the matters set out in Clause 7.1, paragraphs (i) to (x) above; and

(ii)           that its place of central administration and, for the purpose of the Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings, the centre of its main interests (centre des interests principaux) is at its registered office (siège statutaire) in Luxembourg:

7.3       The representations and warranties set out in the Facility Agreement in respect of the Pledgor and the Company (as the case may be) shall apply in relation to this Agreement as if they were set out herein.

7.4       The representations and warranties set out in this Clause 7 are made as long as the Pledge remains in existence.

8          UNDERTAKINGS

8.1       The Pledgor hereby undertakes:

(i)         to subscribe for any increase in the Company’s share capital;

(ii)        to reasonably assist the Security Agent in obtaining any necessary approvals and authorisations from any relevant persons in order to enforce the Pledge;

(iii)       not to amend the Company’s articles of association without the Security Agent’s prior written consent, to the extent such amendments would affect the validity and enforceability of the Pledge, the rights of the Security Agent hereunder or would cause an Event of Default to occur;

(iv)       not to lease, sell, dispose of, pledge or otherwise encumber, all or any part of the Pledged Assets or any interest therein to anyone other than pursuant to this Agreement, and unless otherwise permitted by the Finance Documents; and

(v)        not to take or permit to be taken, any action which could have a material adverse effect on the Pledge and to immediately inform the Security Agent of any event which could have the same effect.

8.2       The Company hereby undertakes:

(i)         to keep the Shares in registered form and to maintain the Register up-to-date and at its registered office;

(ii)        to reasonably assist the Security Agent in exercising any of its rights and powers under this Agreement;

(iii)       to assist the Security Agent in obtaining any necessary approvals and authorisations from any relevant persons in order to enforce the Pledge;

(iv)       not to issue securities other than Shares to be subscribed by the Pledgor only save with the prior written consent of the Security Agent and unless otherwise permitted by the Finance Documents;

(v)       to maintain its place of central administration and, for the purpose of the Council Regulation (EC) No. 1346/2000 of 29 May 2000 on insolvency proceedings, the centre of its main interests (centre des interests principaux) at its registered office (siège statutaire) in Luxembourg; and

(vi)      not to take or permit to be taken, any action which could have a material adverse effect on the Pledged Assets and to immediately inform the Security Agent of any event which could have the same effect.

9          FURTHER ASSURANCES

The Pledgor and the Company shall immediately execute and perform whatever the Security Agent may reasonably require:

(i)         for the perfection, protection or exercise of any right, power, authority or discretion conferred on the Security Agent under this Agreement; or

(ii)        to facilitate the enforcement of any such rights or any part thereof.

10        ENFORCEMENT

10.1     Upon the occurrence of an Enforcement Event, the Security Agent shall be entitled, without any prior notice (mise en demeure), to enforce the Pledge by any means provided by the Law.

In particular, the Security Agent may:

(i)         appropriate any of the Pledged Assets:

a)         at their fair value as determined by an independent external auditor (réviseur d’entreprises agréé) appointed by the Security Agent, whose valuation shall be binding, save in case of manifest error.

The Security Agent shall determine the date on which the appropriation becomes effective, it being understood that the valuation may be carried out before or after the appropriation. If the valuation is made after the appropriation, the fair value of the Pledged Assets will be determined as at the date of the appropriation.

The Security Agent may elect, at its sole discretion, to appoint another person to which the right to appropriate the Pledged Assets will be transferred in lieu of the Security Agent, it being understood that such appointment shall not affect the Security Agent’s rights and obligations against the Pledgor; or

b)         at their prevailing market price in respect of Pledged Assets that constitute financial instruments admitted to trading on the Luxembourg Stock Exchange or a foreign stock exchange, or are traded on a regulated market which operates regularly and is recognised and open to the public;

(ii)        sell or cause the sale of any of the Pledged Assets:

a)         on the Luxembourg Stock Exchange or any foreign stock exchange;

b)         by public auction held by a public officer; or

c)         in a private transaction at arm’s length conditions (conditions commerciales normales);

(iii)       in respect of Pledged Assets consisting of claims for sums of money, (i) if the sum is owed by the Security Agent, to set off the amount due by the Security Agent with the amount due by the Pledgor and (ii) if the sum is owed by a third party, to require that third party to make payment of the amount due by such third party directly to it, upon maturity of the third party’s debt;

(iv)       to apply to court to be authorized to make the appropriation of the Pledged Assets at a price to be determined by an expert; or

(v)        realise the Pledged Assets in any other manner permitted by the Law.

10.2     In case the Pledged Assets are denominated in a currency (the “Pledged Assets Currency”) other than the currency in which the Secured Liabilities are denominated (the “Base Currency”), the Security Agent shall be entitled to convert any enforcement proceeds into the Base Currency and such conversion shall be made at the spot rate of exchange for the purchase of the Pledged Assets Currency with the Base Currency on the London foreign exchange market as determined on the Bloomberg website at or about 11.00 am (Luxembourg time) on the Business Day immediately following the day on which the Security Agent has received the enforcement proceeds.

11        APPLICATION OF PROCEEDS

Any monies received by the Security Agent upon enforcement of the Pledge or pursuant to this Agreement converted, as the case may be, into the Base Currency in accordance with Clause 10 above, shall be applied against any outstanding Secured Liabilities in accordance with clause 26 (Application of Proceeds) of the Facility Agreement .

12        RELEASE

12.1     If the Security Agent is satisfied that all the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full, the Security Agent shall release the Pledge and discharge the Pledgor from its obligations under this Agreement. The Security Agent shall inform the Company of the release and instruct it to record the release of the Pledge in the Register.

12.2     If after the release of the Pledge, any payment made by the Pledgor in respect of the Secured Liabilities is declared null and void, the Pledgor shall immediately grant a new pledge over the Pledged Assets, subject to the same terms and conditions as the Pledge, until the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

13        WAIVERS

13.1     The Pledgor hereby expressly waives any Rights of Recourse or any other similar rights (including by way of provisional measures such as provisional attachment (saisie-conservatoire) or by way of set-off), except as permitted by the Security Agent. This Clause shall remain in full force and effect, notwithstanding any discharge or release (whether partial or in full) of the Secured Liabilities or any termination of this Agreement.

13.2     The Pledgor expressly waives any right it may have of first requiring the Security Agent to proceed against any other Obligor or enforce any guarantee or any other security taken in respect of the Secured Liabilities before enforcing the Pledge, including any rights and defences under articles 2021 et seq. of the Luxembourg Civil Code.

14        LIABILITY AND INDEMNITY

The Pledgor shall indemnify the Security Agent for any losses, liabilities or damages (including legal fees) suffered by the Security Agent arising under this Agreement, except insofar as they have been caused by the Security Agent’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

15        COSTS AND EXPENSES

The Pledgor shall bear all costs, fees, duties and other amounts arising under this Agreement (including legal fees), in particular expenses regarding the negotiation, preparation, execution, enforcement, preservation of any rights or release under or in connection with this Agreement.

16        POWER OF ATTORNEY

16.1     The Pledgor irrevocably and unconditionally grants the Security Agent a power of attorney (with full power of substitution) to execute all documents and perform whatever actions the Security Agent may deem necessary to carry out any of the Pledgor’s obligations under this Agreement, provided that such power of attorney shall only be exercisable by the Security Agent upon the occurrence of an Event of Default and a notification by the Security Agent to the Pledgor.

16.2     The Pledgor hereby agrees to ratify and confirm all actions performed and all documents executed by the Security Agent in the exercise of this power of attorney after the occurrence of an Event of Default in the exercise of this power of attorney.

17        AMENDMENT

None of the provisions of this Agreement may be waived, altered or amended, except by a written agreement, duly executed by all Parties.

18        NOTICES

Any notice or other communication in connection with this Agreement shall be given in accordance with the relevant provisions of the Facility Agreement.

19        ASSIGNMENT - TRANSFER

19.1     The Pledgor may not assign any of its rights under this Agreement. The Security Agent may assign the benefit of the Pledge and, in general, all or any part of its rights and obligations under this Agreement without affecting the Pledge. Such assignment shall be enforceable towards the Pledgor and the Company upon notification of such assignment in accordance with article 1690 of the Luxembourg Civil Code. Upon notification by the Security Agent to the Company of the assignment of the Pledge, the Company undertakes to immediately register, as the case may be, the new beneficiary of the Pledge in the Register.

19.2     This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Security Agent or the Secured Parties. In the case of an assignment, transfer or novation by the Secured Parties to one or several transferees, of all or any part of their rights or obligations under the Finance Documents, the Security Agent shall preserve all its rights under this Agreement, as expressly permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the Pledge shall automatically, and without any formality, benefit to any such transferees.

20        SEVERABILITY

20.1     The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

(i)         in that jurisdiction, of any other provision of this Agreement, or

(ii)        in any other jurisdiction, of that or any other provisions of this Agreement.

20.2     The illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

21        ENTIRE AGREEMENT

This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

22        CONFLICTING PROVISIONS

22.1     Where there is any ambiguity or conflict between the rights conferred by law and those conferred by or pursuant to any Finance Document, the terms of that Finance Document shall prevail.

22.2     The provisions of this Agreement are without prejudice to the provisions of the Facility Agreement. In case of inconsistency, the provisions of the Facility Agreement shall prevail.

23        GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with, Luxembourg law.

24        JURISDICTION

Any dispute arising out of or in connection with this Agreement, including a dispute regarding its existence, validity, interpretation, performance or termination (a “Dispute”), shall be subject to the exclusive jurisdiction of the District Court of the City of Luxembourg (Tribunal d’arrondissement de et à Luxembourg).

This Clause 24 is for the benefit of the Security Agent only. As a result, the Security Agent shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Security Agent may take concurrent proceedings in any number of jurisdictions.

25        COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same Agreement.

SIGNATURE PAGE

This Agreement has been executed in three originals, each Party acknowledging having received its own original, on the day and year first above written.

The Pledgor Fujian Grand Chip Investment Fund LP

/s/ Liu Zhendong
By: Liu Zhendong
Title: general partner

The Security Agent
XIN RONG LEASING LIMITED

/s/ Du Yang
By: Du Yang	By:
Title: Director	Title:

The Company
Grand Chip Investment S.à r.l.

/s/ Liu Zhendong
By: Liu Zhendong	By:
Title: Director	Title: